QuickLinks -- Click here to rapidly navigate through this document

Exhibit 11

Restructuring Framework Agreement
By
Consortium Members
And
Exiting Shareholders

January 4, 2016

 Restructuring Framework Agreement

        The Restructuring Framework Agreement (hereinafter, this "Agreement") is signed by the following parties on January 4, 2016 in Shanghai, People's Republic of China (hereinafter, "PRC").

(1)
Wang Haibing, Chinese citizen, ID number: 342623198009143416 (hereinafter, "Wang Haibing");

(2)
Cheng Yunpeng, Chinese citizen, ID number: 230103197705216813 (hereinafter, "Cheng Yunpeng");

(3)
Orient Ruide Capital Management (Shanghai) Co., Ltd., a limited liability company incorporated and existing in accordance with the laws of the PRC, with the industrial and commercial registration ID number 310101000651602 (hereinafter, "Orient Ruide', and together with Wang Haibing and Cheng Yunpeng, the "Consortium Members");

(4)
Zeng Liqing, a Chinese citizen with ID number: 610113197001232130 (hereinafter, "Zeng Liqing");

(5)
Wei Zhen, a Chinese citizen with ID number: 652421197504283170 (hereinafter, "Wei Zhen");

(6)
Wang Bin, a Chinese citizen with ID number: 510502196504290433 (hereinafter, "Wang Bin");

(7)
Feng Yuliang, a Chinese citizen with ID number: 230107196712111551 (hereinafter, "Feng Yuliang", and together with Zeng Liqing, Wei Zhen, Wang Bin and Feng Yuliang, the "Exiting Shareholders").

        (All of the above parties are hereinafter referred to as the "Parties", and each is referred to as a "Party").

Recitals:

  A.
  Shanghai Taomee Inc. (hereinafter, "Shanghai Taomee") is established on the date of 8th October in 2007, with its registration number 310104000394797 and the registration address at Floor 16, Building Two, Number 1528, Gumei Road in Xuhui district of Shanghai. Its scope of business includes the sale of computer hardware and software, computer internet software, toys, goods for daily use, clothing, shoes and hats, bags and leather goods, household goods, bedclothes, sports supplies, cosmetics, audio equipment and apparatuses, arts and crafts, craft gifts, decorations, stationery and office supplies, hardware and electric tools, domestic appliances, automobile parts (battery is excepted), lamps and lanterns, electronic products and communication equipment; technology development, technology consulting, technology services, technology transfer in the field of computer network system; design and production of all kinds of advertisements; sale and retail of books and newspapers; publishing of the Internet game; animation design; computer graphic design and production; culture and art communication planning (excluding brokerage); e-commerce (excluding finance service); information service business which belongs to the second class of value-added telecommunication business (limited to Internet information services but not including the Internet information services which involve news, publishing, education, health care, medicine and medical apparatuses and instruments. Internet electronic bulletin service is allowed).

  B.
  Shanghai Qidong Information Technology Co., Ltd. (hereinafter, "Shanghai Qidong", and collectively with Shanghai Taomee the "VIE Companies") is established on the date of 6th March in 2006, with its registration number 310112000617840 and the registration address at 502-8, Building 23, Number 518, Xinzhuan Road, Songjiang High Tech Zone, Caohejing Development Zone in Shanghai. The scope of business includes technology development, technology consulting, technology services, technology transfer in the field of computer network system; computer system service; business advice; corporate management advice;

    investment advice (brokerage business under the category of content information is excluded); corporate image planning; marketing strategy planning.

  C.
  Shanghai Shengran Information Technology Co., Lt. (hereinafter, "WFOE"), with each of the VIE Companies and their respective current shareholders, entered into a series of agreements, including but not limited to Personal Loan Agreement, Option Agreement, Voting Rights of Equity Entrustment Agreement, an Irrevocable Power of Attorney, Exclusive Technology Service and Marketing Promotion Service Agreement, Business Operation Agreement, Equity Pledge Agreement (collectively referred to as "VIE Agreements"). Shareholders of Taomee Holdings Limited ("Cayman Taomee") exercise effective control over the VIE Companies through the VIE Agreements.

  D.
  Up to the date of signing this Agreement, the Exiting Shareholders are holding the shares of the VIE Companies to achieve the purposes of the aforesaid VIE Agreements, and their interests in Cayman Taomee and its subsidiaries incorporated in or out of the PRC (hereinafter, the "Group Companies") are reflected by holding the shares of Cayman Taomee directly or indirectly.

  E.
  For the reason that the Exiting Shareholders will exit from Cayman Taomee and the VIE Companies, the Parties agree to restructure the Group Companies according to this Agreement (hereinafter, the "Restructuring").

        The Parties hereby agree as follows:

1.     The Group Companies' Restructuring Plan

1.1
The Parties hereto acknowledge and confirm that the Parties would do their best to cooperate in the Restructuring so that the Exiting Shareholders will exit Cayman Taomee and the VIE Companies, after which all the Exiting Shareholders except Zeng Liqing would not have any rights or interests in the Group Companies.

1.2
The Exiting Shareholders all agree that, within 10 working days after Cayman Taomee completes its privatization and becomes a non-listed company, they shall sign the share transfer agreement with the Consortium Members or any other third party as indicated in written form by the Consortium Members that they shall transfer their shares of the VIE Companies (including all shares of Wei Zhen, Wang Bin and Feng Yuliang, and 25% shares held by Zeng Liqing) to the Consortium Members or any other third party as indicated in written form by the Consortium Members in accordance with this Agreement. Besides, the Exiting Shareholders shall submit written resignation to resign from their respective positions to the VIE Companies and cooperate to complete the administrative registration in the meantime.

1.3
The Consortium Members shall provide written documents through the WFOE agreeing the Exiting Shareholders to conduct the share transfer or waiving the WFOE's share pledge, in accordance with the requirements about VIE Companies' share transfer of the State Administration of Industry and Commerce.

2.     Purchase Price

        Parties agree and confirm that Exiting Shareholders shall only receive the consideration for their rights and interests in Cayman Taomee in the Restructuring and no additional consideration will be paid to the Exiting Shareholders in purchasing their shares in VIE Companies. The Exiting Shareholders shall transfer their shares of the VIE Companies to the Consortium Members or any other third party as indicated in written form by the Consortium Members for nil consideration. The Exiting Shareholders shall bear the taxes if the amount of taxes is calculated by a total amount of consideration which is higher than zero in accordance with PRC laws and regulations.

3.     Representations and Warranties

        Each Party represents and warrants to the other parties:

  (1)
  It has the right and ability to sign and perform this Agreement and any restructuring documents to which it is a party.

  (2)
  It has fully and effectively authorized the signatories as its representative to sign this Agreement.

  (3)
  The execution and performance of this Agreement are authorized under its respective articles of association or partnership agreement, or by the government, the supervising departments and any third party, if necessary. Once signed, this Agreement is legally binding and enforceable.

  (4)
  The execution and performance of this Agreement will not result in the violation of: (i) any laws, regulations, judicial decisions, arbitration awards or administrative orders; (ii) any documents, contracts or agreements once signed by it; (iii) its articles of association, partnership agreements or internal rules (if applicable).

  (5)
  It will reasonably abide by all provisions of this Agreement and not make any acts or omissions which can affect the validity and/or enforceability of this Agreement.

  (6)
  It agrees and promises to urge any potential new shareholders of the VIE Companies who are not parties to this Agreement (if any) to sign a commitment letter, to accept the rights and obligations under this Agreement as if they were the parties of this Agreement from the very beginning.

  (7)
  It agrees and confirms to actively sign and provide any relevant legal documents for the Restructuring (hereinafter, "restructuring documents"), including but not limited to the relevant agreements or contracts, internal resolutions of the parties, procedural or evidential files required by governmental departments, and to actively cooperate in dealing with the relevant administrative procedures.

  (8)
  It promises and undertakes to, and to cause its affiliated parties or authorized representatives to, reasonably cooperate in the Restructuring and take any reasonable acts and measures without delay, including but not limited to attending the relevant shareholders meetings and board meetings of the Group Companies, agree to the related matters and sign or authorize other persons to sign the relevant shareholders resolutions and board resolutions, and sign restructuring documents, in order to conduct the related matters in a smooth way. The Parties shall not make any acts or omissions, directly or indirectly impede or delay any issues under this Agreement maliciously. To the extent that its interests are not damaged, each of the Parties agrees to make reasonable amendments to this Agreement according to the actual situation and it shall reasonably agree and accept the related clauses of restructuring documents signed by it as the a party.

4.     Liabilities

        Any party shall bear the liabilities for violations of this Agreement which would result in all or part of this Agreement could not be fulfilled, and indemnify the other parties for the losses suffered from such violations, including but not limited to legal costs, attorney fees and all costs paid for fulfilling this Agreement.

5.     Applicable Law and Dispute Resolutions

5.1
The conclusion, validity, interpretation, performance, amendment, termination and dispute resolution of this Agreement shall be governed by the laws of the PRC.

5.2
Any disputes arising from or in connection with this Agreement shall be solved through friendly negotiation and mediation by the Parties. If failed, the disputes shall be referred to arbitration in Shanghai at Shanghai International Economic and Trade Arbitration Commission (hereinafter, the "SIETAC") according to the arbitration rules of the SIETAC then in effect. The arbitration award is final and binding on all Parties. The arbitration costs shall be afforded by the losing party and the proceedings shall be conducted in Chinese.

5.3
When conducting arbitration proceedings for any disputes arising from the interpretation and fulfillment of this Agreement, the Parties shall continue to exercise the rights and obligations under this Agreement other than the disputed issues.

6.     Confidentiality

        The Parties acknowledge and confirm that, the existence and content of this Agreement and any oral or written information exchanged by the Parties regarding this Agreement are confidential. The Parties shall keep all such information confidential and shall not disclose to any third party without the relevant parties' written consent, other than in the following situations: (a) such information is or will become known to the public (not being disclosed to the public by the party that receives the information without other parties' consent); (b) information being disclosed for the purpose of compliance with laws, regulations or rules of stock exchange; (c) if any party is required to disclose information for the deal referred in this Agreement to its legal or financial advisors, and such advisors shall also bear the responsibility of confidentiality. Disclosure made by an employee or a person engaged by any Party is deemed disclosure made by such Party and such Party shall bear the liabilities for breach of this Agreement. Regardless of the termination of this Agreement for any reason, this provision shall remain valid.

7.     Severability

        If one or more provisions of this Agreement were regarded as invalid, illegal or unenforceable under any applicable laws or regulations in any aspect, the validity, legality or enforceability of the remaining provisions shall not be affected or damaged. The Parties shall through sincere negotiations, replace those invalid, illegal or unenforceable rules to the extent permitted by the laws and to the extent nearest to the Parties' expectation. The valid rules mentioned above shall lead to the same or similar economic effects with those invalid, illegal or unenforceable ones as much as possible.

8.     Assumption

        This Agreement is effective to the successors and/or transferees of the Parties, who can enjoy rights and bear obligations under this Agreement. No Party shall transfer any rights or obligations under this Agreement without the other Parties' consent, if the successors or transferees could not guarantee the validity of assumption.

9.     Counterparts

9.1
The Agreement is executed in English and Chinese. Should there be any discrepancy between the two versions, the Chinese version of this Agreement shall prevail.

9.2
This Agreement is made in multiple copies and each Party holds one original version, faxed version or scanned version. And each one is granted as equally authentic.

9.3
This Agreement is only to describe and regulate the Restructuring synoptically and the Parties of this Agreement could stipulate specific rules about certain issues in the restructuring documents. If there is any inconsistency between the specific rules in the restructuring documents and rules in this Agreement, the specific rules in the restructuring documents shall prevail.

9.4
Any supplements or revisions shall be made in written form and be effective after signed by all Parties of this Agreement.

(There is no text below)

        On this account, Parties have signed the Agreement on the date recorded in the beginning of the Agreement, to be abided in credibility and integrity.

ORIENT RUIDE CAPITAL MANAGEMENT (SHANGHAI) CO., LTD.

By:	/s/ BO CHEN Name: Bo Chen Title: Chairman of the Board of Directors

        On this account, Parties have signed the Agreement on the date recorded in the beginning of the Agreement, to be abided in credibility and integrity.

Benson Haibing Wang

/s/ BENSON HAIBING WANG

        On this account, Parties have signed the Agreement on the date recorded in the beginning of the Agreement, to be abided in credibility and integrity.

Roc Yunpeng Cheng

/s/ ROC YUNPENG CHENG

        On this account, Parties have signed the Agreement on the date recorded in the beginning of the Agreement, to be abided in credibility and integrity.

Zeng Liqing

/s/ ZENG LIQING

        On this account, Parties have signed the Agreement on the date recorded in the beginning of the Agreement, to be abided in credibility and integrity.

Wei Zhen

/s/ WEI ZHEN

        On this account, Parties have signed the Agreement on the date recorded in the beginning of the Agreement, to be abided in credibility and integrity.

Wang Bin

/s/ WANG BIN

On this account, Parties have signed the Agreement on the date recorded in the beginning of the Agreement, to be abided in credibility and integrity.

Feng Yuliang

/s/ FENG YULIANG

QuickLinks

  Exhibit 11
Restructuring Framework Agreement